

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2016

Via E-mail
Carlos Torres Vila
Chief Executive Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Calle Azul, 4
28050 Madrid, Spain

Re: **Banco Bilbao Vizcaya Argentaria, S.A.**
         Form 20-F for the Fiscal Year Ended December 31, 2015
         Filed April 6, 2016
         File No. 1-10110

Dear Mr. Vila:

We refer you to our comment letter dated September 8, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Dietrich King
         Assistant Director
         Division of Corporation Finance